# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Anteris Technologies Global Corp., CIK 0002011514
CUSIP: 03675P102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Toowong Tower, Level 3, Suite 302, 9 Sherwood Road, Toowong, Australia (C3), 4066
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,440,000; sole dispositive power 0; shared dispositive power 2,440,000; aggregate amount beneficially owned 2,440,000 (6.7% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,440,000; sole dispositive power 0; shared dispositive power 2,440,000; aggregate amount beneficially owned 2,440,000 (6.7% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,440,000; sole dispositive power 0; shared dispositive power 2,440,000; aggregate amount beneficially owned 2,440,000 (6.7% of the class)

## Item 1. Issuer
Name of issuer: Anteris Technologies Global Corp.
Address of issuer's principal executive offices: Toowong Tower, Level 3, Suite 302, 9 Sherwood Road, Toowong, QLD, Australia 4066

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Anteris Technologies Global Corp. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 35,939,816 outstanding shares of Common Stock, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on December 13, 2024, and assumes the exercise of warrants held by the Reporting Persons for 300,000 shares of Common Stock (the "Warrants").

The Master Fund directly holds 2,140,000 shares of Common Stock and 300,000 Warrants immediately exercisable for shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own such shares. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own such shares.
Percent of class:
Perceptive Advisors: 6.7%
Mr. Edelman: 6.7 %
Master Fund: 6.7
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 2,440,000
Mr. Edelman: 2,440,000
Master Fund: 2,440,000
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 2,440,000
Mr. Edelman: 2,440,000
Master Fund: 2,440,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (02/14/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)